UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 30, 2020

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 28, 2020	By:	/s/ “Gali Bar-Ziv”
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2020

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2020

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management. These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2020

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of June 30, 2020 and December 31, 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents		$1,127,418	$442,489
Accounts and grants receivable	5	983,235	838,502
Prepaid and other receivables		131,795	121,603
		2,242,448	1,402,594
Non-Current Assets
Property and equipment	6	28,332	35,215
Right-of-use asset	7	469,242	514,181
TOTAL ASSETS		$2,740,022	$1,951,990

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$143,036	$226,001
Accrued liabilities		143,531	191,993
Contract liability	8	138,499	192,958
Lease obligation	7	38,306	75,116
		463,372	686,068
Non-current Liabilities
Loan payable	9	40,000	-
Lease obligation	7	499,646	499,646
		539,646	499,646
TOTAL LIABILITIES		$1,003,018	$1,185,714

Equity
Share capital	10	21,914,722	21,914,722
Share-based payment reserve	11	4,062,878	4,049,032
Accumulated other comprehensive income		(221,060)	(319,994)
Deficit		(24,019,536)	(24,877,484)
TOTAL EQUITY		1,737,004	766,276
TOTAL EQUITY AND LIABILITIES		$2,740,022	$1,951,990

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 28, 2020.

/s/ Gali Bar-Ziv	/s/ Jerry Grafstein
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and six-month ended June 30, 2020 and 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2020	2019	2020	2019

Revenue	15,17	$977,389	$895,205	$1,074,513	$1,007,169

Expenses

Selling, general and administrative expenses	13,19	109,596	153,914	(246,611)	430,917
Bad debt		-	-	32,386	-
Direct costs		44,449	29,486	119,341	74,422
Development costs		48,230	46,972	98,228	104,693
Share-based payment	11	8,985	29,001	13,846	56,759
Depreciation – right-of-use asset	7	22,470	85,905	44,939	85,905
Depreciation – property and equipment	6	3,454	4,621	6,909	9,031
Total Expenses		237,184	349,899	69,038	761,727

Profit from Operations		740,205	545,306	1,005,475	245,442

Net Finance Charges

Interest expense		13,033	20,316	(7,921)	24,547
Foreign exchange (gain) / loss		9,223	4,457	58,392	7,324

Profit before Tax		717,949	520,553	955,004	213,571

Income Tax Expense	12	93,620	89,882	97,056	97,442

Net Profit / (Loss) for the Period		624,329	430,651	857,948	116,129

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(66,527)	(12,509)	98,934	(26,886)

Total Comprehensive Income / (Loss) Net of Tax		$557,802	$418,142	$956,882	$89,243

Earnings per Share
Basic		$0.02	$0.01	$0.02	$0.00
Diluted		$0.02	$0.01	$0.02	$0.00

Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	35,529,132	35,529,132
Diluted		40,385,158	41,465,152	37,921,341	41,736,582

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three and six-month ended June 30, 2020 and 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2019	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Income for the period	-	-	-	-	116,129	116,129
Other comprehensive gain	-	-	-	(26,886)	-	(26,886)
Share-based payments charged to operations	-	-	56,759	-	-	56,759
Balance as at June 30, 2019	35,529,192	$21,914,722	$4,011,926	$(298,131)	$(24,923,921)	$704,596
Income for the period	-	-	-	-	46,437	46,437
Other comprehensive gain	-	-	-	(21,863)	-	(21,863)
Share-based payments charged to operations	-	-	37,106	-	-	37,106
Balance as at December 31, 2019	35,529,192	$21,914,722	4,049,032	$(319,994)	$(24,877,484)	$766,276
Income for the period	-	-	-	-	857,948	857,948
Other comprehensive loss	-	-	-	98,934	-	98,934
Share-based payments charged to operations	-	-	13,846	-	-	13,846
Balance as at June 30, 2020	35,529,192	$21,914,722	$4,062,878	$(221,060)	$(24,019,536)	$1,737,004

No preference shares were issued at June 30, 2020.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three and six-month ended June 30, 2020 and 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$624,329	$430,651	$857,948	$116,129
Adjustments to Net Profit for Non-Cash Items:
Share-based payment	8,985	29,001	13,846	56,759
Unrealized foreign exchange gain	(88,496)	(12,495)	44,533	(26,858)
Bad debt expense	-	-	32,386	-
Lease inducement	-	(2,904)	-	(5,807)
Depreciation – Property and equipment	25,924	90,526	51,848	94,936
Operating Income before Working Capital Changes	570,742	534,779	1,000,561	235,159

Working Capital Adjustments:
(Increase) in accounts and grants receivable	(10,108)	(41,990)	(144,733)	(135,975)
(Increase)/decrease in prepaid and other receivables	(17,352)	(13,252)	(10,192)	1,089
Increase/(decrease) in accounts payable	56,103	(67,891)	(82,966)	(93,179)
Increase/(decrease) in accrued liabilities	(178,130)	77,533	(48,462)	90,449
(decrease) in contract liability	(35,222)	(98,209)	(54,459)	(42,045)
Cash Generated from Operations	386,033	390,970	659,749	55,498

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	-	-	(450)
Net Cash Flows used in Investing Activities	-	-	-	(450)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) in lease obligation	(7,410)	(97,601)	(36,810)	(97,601)
Interest of lease obligation	10,811	-	21,990	-
Proceeds from loans	40,000	225,000	40,000	391,612
(Repayments) of loans payable	-	(391,612)	-	(391,612)
Cash Flows Generated from Financing Activities	43,401	(264,213)	25,180	(97,601)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	429,434	126,757	684,929	(42,553)
Cash and Cash Equivalents, Beginning of the Period	697,984	64,533	442,489	233,843
Cash and Cash Equivalents, End of the Period	$1,127,418	$191,290	$1,127,418	$191,290

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

1.

CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Markets under the symbol “LMDCF” and Frankfurt Stock Exchange under the symbol “LIMA”. The condensed consolidated interim financial statements of the Company as at and for the period ended June 30, 2020 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns languages’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1

Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended June 30, 2020 were approved and authorized by the Board of Directors on August 28, 2020.

2.2

Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in Note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at June 30, 2020. Control exists when the Company is exposed to or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.

SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency
●	Determination of expected credit loss
●	Recognition of internally developed intangibles
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments

4.

SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2019.

5.	ACCOUNTS AND GRANTS RECEIVABLE Accounts and grants receivable consist of:

	June 30, 2020	December 31, 2019
Trade receivable	$983,235	$816,226
Grants receivable	-	22,276
	$983,235	$838,502

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE (Cont’d) As at June 30, 2020, the Company had accounts receivable of $169,002 (2019 - $209,934) greater than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(517)	-	(517)
Cost, June 30, 2019	$85,682	33,180	$118,862
Effect of foreign exchange	(854)	-	(854)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Effect of foreign exchange	614	-	614
Cost, June 30, 2020	$85,442	$33,180	$118,622

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the period	3,224	5,807	9,031
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(489)	-	(489)
Accumulated depreciation, June 30, 2019	$56,887	$17,420	$74,307
Charge for the period	3,371	5,806	9,177
Effect of foreign exchange	(691)	-	(691)
Accumulated depreciation, December 31, 2019	$59,567	$23,226	$82,793
Charge for the period	2,643	4,266	6,909
Effect of foreign exchange	588	-	588
Accumulated depreciation, June 30, 2020	$62,798	$27,492	$90,290

Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, June 30, 2020	$22,644	$5,688	$28,332

7.	RIGHT-OF-USE ASSET The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$78,399
Between 1 and 5 years	-
$78,399

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

7.

RIGHT-OF-USE ASSET (Cont’d)

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

For the period ended June 30, 2020, an accretion of $21,990 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the period ended June 30, 2020, variable lease payments of $50,043 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the period ended June 30, 2020:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	21,990
Lease payment	(58,800)
Lease obligation at June 30, 2020	$537,952
Of which are:
Current lease obligations	$38,306
Long-term lease obligations	499,646
$537,952

The Company’s right-of-use assets and movements therein during the period ended June 30, 2020:

Office Lease
Right-of-use assets at January 1, 2020	$597,562
Accumulated depreciation, January 1, 2020	(83,381)
Charge for the period	(44,939)
Accumulated depreciation, June 30, 2020	(128,320)
Right-of-use assets at June 30, 2020	$469,242

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

8.	CONTRACT LIABILITIES The following table presents changes in the contract liabilities balance:

Balance, January 1, 2019	$217,259
Amounts invoices and revenue deferred as at June 30, 2019	91,495
Recognition of deferred revenue included in the period	(133,540)
Balance, June 30, 2019	175,214
Amounts invoices and revenue deferred as at December 31, 2019	110,284
Recognition of deferred revenue included in the period	(92,540)
Balance, December 31, 2019	$192,958
Amounts invoices and revenue deferred as at June 30, 2020	63,367
Recognition of deferred revenue included in period	(117,826)
Balance, June 30, 2020	$138.499

9.

LOAN PAYABLE

On April 15, 2020, the Company received a loan of $40,000 through Canadian Emergency Business Account Program (“CEBA Laon”), which provides financial relief for Canadian small business during the COVID-19 pandemic. The CEBA loan has an initial term date on December 31, 2020 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revovling, with an interest rate being 0% per annum prior to the initial Term Date. Repaying the balance of the CDBA loan on or before December 31, 2022 will result in a loan forgiveness of $10,000.

10.	SHARE CAPITAL Authorized Unlimited number of preference shares with no par value Unlimited number of common shares with no par value

11.

SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

11.

SHARE-BASED PAYMENTS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Warrant Remaining Contract Life (Yrs)
Outstanding as at January 1, 2019	6,804,000	$0.18	2.26
Granted	1,050,000	0.08
Forfeited	(1,092,000)	0.22
Outstanding as at June 30, 2019	6,762,000	$0.13	2.03
Forfeited	(120,000)	0.07
Outstanding as at December 31, 2019	6,642,000	$0.13	1.52
Granted	450,000	0.05
Forfeited	(122,000)	0.18
Outstanding as at June 30, 2020	6,970,000	$0.12	1.13

Options exercisable as at June 30, 2019	5,162,002	$0.14
Options exercisable as at December 31, 2019	6,504,500	$0.19
Options exercisable as at June 30, 2020	6,662,505	$0.13

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2020 was 1.13 years (2019 – 2.03 years, 2018 – 2.51 years). The range of exercise prices for the stock options outstanding as at June 30, 2020 was $0.05 - $0.23 (2019 - $0.07 - $0.23, 2018 - $020 - $0.23). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during period has been estimated at $0.0355 (2019 - $0.0453, 2018 - $0.0351) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting period on the options granted on February 4, 2020 is vested three months after grant date and vested quarterly.

The vesting periods on the options granted in 2019 was three months after grant date and vested quarterly.

The pricing model assumes the weighted average risk free interest rates of 1.37% (2019 – 2.19%, 2018 – 1.39%) weighted average expected dividend yields of nil (2019 – nil, 2018 – nil), the weighted average expected common stock price volatility (based on historical trading) of 123% (2019 – 105%, 2018 – 97%), a forfeiture rate of 0% (2019 – 0%, 2018 – 0%), a weighted average stock price of $0.20 (2018 - $0.07, 2017 - $0.20), a weighted average exercise price of $0.05 (2019 - $0.07, 2018 - $0.21), and a weighted average expected life of 2.85 years (2019 – 2.85 years, 2018 – 3 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

12.	TAX EXPENSE Income tax expense is accrued upon recognition of revenue and is withheld at source on remittances from China.

13.

GOVERNMENT GRANTS AND SUBSIDY

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $223,326 (2019 - $119,638), relating to the Company's publishing and software projects. At the end of the period, $Nil (2019 - $110,000) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

Ontario Interactive Digital Media Tax Credit

The Company received an approval and funding of its grant from the Province of Ontario’s Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940 for its investment in digital products in 2016.  The OIDMTC is a one-time refundable tax credit based on eligible Ontario labour expenditures, eligible marketing, and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy.

The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidiy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providng a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the negative impact of COVID-19, the Company applied CEWS and received $78,287 during the period as a reduction of General and Administrative Expense.

14.

FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

14.	FINANCIAL INSTRUMENTS (Cont’d) Financial risk management objectives and policies (Cont’d)

a.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $76,990 (2019 - $59,513) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at June 30, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2019 are as follows:

US Denominated
USD
Cash	575,657
Accounts receivable	686,842
Accounts payable	43,190

b.

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2020, the Company had cash of $1,127,418, accounts and grants receivable of $983,235 and prepaid and other receivables of $131,795 to settle current liabilities of $463,372.

c.

Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2020 the Company has outstanding receivables of $983,235 (2019 - $1,049,433). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

15.

MAJOR CUSTOMER

The Company had sales to a major customer in the period ended in June 30, 2020 and June 30, 2019, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 83% (2019 – 96%) and the total percentage of accounts receivable at June 30, 2020 was 95% (2019 – 93%).

16.

CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2020 or 2019.

17.

SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and Offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access hosted software over a contract term without the customer taking possession of the software. The Company also provides offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

June 30, 2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$2,242,498	$2,442,338	$55,186	$2,740,022
Segmented liabilities	194,497	674,104	134,417	1,003,018
Segmented revenue - online	171,603	-	-	171,603
Segmented revenue - royalty	5,998	896,912	-	902,910
Segmented direct costs	59,322	60,019	-	119,341
Segmented selling, general & administrative	(576,562)	32,948	297,003	(246,611)
Segmented profit / (loss)	562,808	656,749	(297,292)	922,265

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

17.	SEGMENTED INFORMATION (Cont’d)

June 30, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$117,687	$1,576,836	$41,755	$1,736,275
Segmented liabilities	218,457	475,622	337,603	1,031,682
Segmented revenue - online	145,380	-	-	145,380
Segmented revenue - royalty	3,802	857,988	-	861,790
Segmented direct costs	30,215	44,206	-	74,422
Segmented selling, general & administrative	78,762	90,778	261,377	430,917
Segmented profit / (loss)	(80,930)	547,423	(261,734)	204,759

June 30, 2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$175,619	$1,154,500	$95,571	$1,425,690
Segmented liabilities	90,617	126,457	648,040	864,114
Segmented revenue - online	159,605	-	-	159,605
Segmented revenue -roaylty	2,771	878,138	-	880,909
Segmented direct costs	51,032	42,174	-	93,206
Segmented selling, general & administrative	153,703	61,864	409,056	624,624
Segmented profit / (loss)	(242,295)	632,952	(409,502)	(18,845)

Other Financial Items	2020	2019	2018
Online English Language Learning segmented income (loss)	$562,808	$(80,930)	$(242,295)
Print-Based English Language Learning segmented income (loss)	656,749	547,423	632,952
Head office	(297,292)	(261,734)	(409,502)
Foreign exchange	(58,392)	(7,324)	63,956
Interest income (expense)	7,921	(24,547)	(38,924)
Share-based payment	(13,846)	(56,759)	(73,071)
Other comprehensive income (loss)	98,934	(26,886)	636
Total Comprehensive Income (Loss)	$956,882	$89,243	$(66,249)

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

17.	SEGMENTED INFORMATION (Cont’d)

 Revenue by Geographic Region

	2020	2019	2018
Latin America	$194,053	$87,370	$112,458
China	861,747	894,643	898,155
Other	18,713	25,156	29,901
	$1,074,513	$1,007,169	$1,040,514

Identifiable Non-Current Assets by Geographic Region

	2020	2019	2018
Canada	$497,065	$394,501	$1,422,058
China	510	604	3,632
	$497,575	$395,105	$1,425,690

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
Income taxes and other taxes paid	$97,056	$97,442	$143,916
Interest paid	27,564	24,547	38,924
Interest received	35,485	-	-

19.

RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

For the six-month period ended June 30, 2020, the Company charged $7,500 (2019 - $55,997) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation for the six-month period ended June 30, 2020 was $159,000 (2019 – $159,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which $Nil (2019 - $132,500) is unpaid and included accrued liabilities.

20.

COVID 19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2020

(Unaudited - See Notice to Reader)

20.

COVID 19(Cont’d)

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.